MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

T A B L E O F C O N T E N T S

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements ("Interim Financial Statement") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three and nine months ended September 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011 and annual MD&A for the same period as publicly filed under the Company’s profile on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated Interim Financial Statement, are presented in accordance with IFRS. This MD&A is prepared as of November 8, 2012. All dollar amounts herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All statements in this disclosure, other than statements of historical facts, that address permitting, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, potential environmental issues and liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company's continuous disclosure filings that are available under the Company’s profile at www.sedar.com.

For more information on the Company, Investors should review the Company’s annual information form and Form 40-F filing with the United States Securities and Exchange Commission (the "SEC") at www.sec.gov and its home jurisdiction filings that are available on SEDAR at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

1.2.1 Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in 637 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1 Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization indicating the presence of the Pebble deposit was discovered in 1987 by a prior operator. By 1997 an initial deposit of copper, gold and molybdenum had been outlined.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property. This work led to the discovery of a substantial volume of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of another porphyry copper-gold-molybdenum deposit, a porphyry copper zone, a gold-copper skarn occurrence, and gold showings along the extensive northeast-trending mineralized system underlying the property. Comprehensive environmental, social and engineering studies for the Pebble deposit began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC ("Anglo American") established the Pebble Limited Partnership (the "Pebble Partnership") to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project, which consists of the Pebble deposit and 350 square miles of associated resource lands, along with a stream of financing being provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership. These programs include detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility study for the Pebble Project which will enable the Pebble Partnership to engage stakeholders in the planning process and prepare for permitting under the National Environmental Policy Act ("NEPA").

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

2011 Preliminary Assessment

In February 2011, Northern Dynasty announced the results of an independent Preliminary Assessment of the Pebble Project that it had commissioned. The study, completed by Wardrop, a Tetra Tech Company ("Wardrop")1, was based on mineral resources, which at a 0.30% copper equivalent cut-off2 comprise:

  5.94 billion tonnes of Measured and Indicated Mineral Resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum; and
  4.84 billion tonnes of Inferred Mineral Resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

The study describes the potential economic value to three successive mine development cases comprising 25, 45 and 78 years of open pit mining and at a nominal processing rate of 200,000 tons per day. The results of the Preliminary Assessment confirm that the Pebble Project has the potential to generate substantial annual revenues, with increasingly better returns over decades of production.

The Pebble Partnership has continued to undertake detailed engineering, environmental and socioeconomic studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. The project which is ultimately put forward by the Pebble Partnership for permitting under NEPA and the Alaska State Large Mine Permitting Process may differ from those mine models presented in the Preliminary Assessment.

______________________________
1 The economic assessment and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. Additional details can be found in the following documents posted under the Company’s profile at www.sedar.com:

  Technical Report entitled “Preliminary Assessment of the Pebble Project, Southwest Alaska, effective date February 15, 2011,” by Wardrop. Qualified Persons include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty.
  Northern Dynasty’s Annual Information Form for fiscal 2010 and fiscal 2011.

2 Mineral resources at February 2010 were estimated within a volume or shell defined by long-term metal price estimates of US$2.50/lb copper, US$900/oz gold and US$25/lb molybdenum. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Copper equivalent calculations used metal prices of US$1.85/lb for copper, US$902/oz for gold and US$12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper, 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Ongoing Prefeasibility Study and Environmental and Socioeconomic Work

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

The team has continued to advance engineering and project design initiatives for the Pebble Project. Public consultation forums in Alaska are planned to gain input from stakeholders prior to the completion of a Prefeasibility Study and the submission of permit applications.

In January 2012, the Pebble Partnership publicly released the Environmental Baseline Document ("EBD") for the Pebble Project, characterizing existing physical, biological and social conditions in the project area, in anticipation of initiating project permitting. It contains more than 27,000 pages of scientific data and analyses, characterizing a broad range of environmental and social conditions in southwest Alaska – including climate, water quality, wetlands, fish and aquatic habitat, wildlife, land and water use, socioeconomics and subsistence. The EBD is based primarily on research collected between 2004 and 2008, although baseline data collecting and monitoring of environmental and socioeconomic conditions surrounding the Pebble Project continue today. Public and expert review of the EBD facilitated under the Keystone initiative (see further details in section 1.2.1.3 below) began in October 2012.

Permitting will be initiated once the Pebble Partnership submits its Project Description and other documents to the government agencies which, with the EBD, provides the foundation for an Environmental Impact Statement ("EIS"). Often prepared by a third-party contractor under the direction of a lead federal agency, the EIS will assess the proposed project’s potential environmental/socioeconomic effects and development alternatives, and will provide the basis for federal, state and local government agencies to make individual permitting decisions.

The board of the Pebble Partnership adopted a budget of approximately US$107 million for a comprehensive work program in 2012. The program includes exploration, geotechnical and metallurgical drilling and geo-hydrological testing, engineering studies to complete a Project Description in 2012 and Prefeasibility Study in 2013, continued environmental baseline data collection, monitoring and synthesis, and community engagement and workforce development programs to advance the project and prepare for permitting under NEPA. Permitting under NEPA is expected to begin in 2013 with a public consultation program to precede that process.

Corporate

Northern Dynasty has cash and cash equivalents on hand of $30.6 million for its operating requirements. With the Pebble Project being financed by Anglo American, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.2.1.2 Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American, through its wholly-owned affiliate, subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.5 billion.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a prefeasibility report. The prefeasibility report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies. The Board of the general partner is also to approve the alternatives for a final Feasibility Study. Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 90 days of the later of the receipt of the approved prefeasibility report and the approved study alternatives, to fund further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final feasibility study and related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine following approval of a positive Feasibility Study, Anglo American is required to commit to the remaining portion of the total investment of US$1.5 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.5 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through its affiliate) on a 50:50 basis (subject to dilution for non-contribution). The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined in accordance with IAS 31, Interests in Joint Ventures that its investment in the Pebble Partnership is an interest in a jointly controlled entity. The Company applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to September 30, 2012 amounts to $495.1 million (US$475.3 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.1.3 Technical Programs

Exploration and Drilling

Site work in 2012 includes exploration drilling, hydrogeochemical sampling surveys to access and prioritize numerous geophysical exploration targets on the property, soil sampling and geological and alteration mapping.

The 2012 drilling program began in the second quarter and continued through the third quarter. Approximately 27,700 feet in 66 holes had been drilled in 2012 to the end of September, including 18,442 feet in 14 core holes drilled for deposit delineation and exploration, and hydrogeology purposes; and 4,595 feet in 25 mud rotary holes and 4,674 feet in 27 sonic holes for geotechnical and hydrogeological purposes.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Engineering

The current phase of the engineering program is designed to advance toward completion of the prefeasibility study for the Pebble Project. The work, which commenced in 2011, has continued through 2012 and includes additional analysis of the open pit, ongoing design of the process plant and associated infrastructure, and compilation of the designs for the access roads, port and power plant. The Pebble Partnership continues to evaluate development options and component alternatives. The Pebble Partnership engineering team is also making contributions to the development of a Project Description to support permit applications under NEPA.

Environmental and Socioeconomic Studies

Environmental Baseline Document

The EBD provides information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Project environmental study team from 2004 to 2008. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area.

Research for the Pebble EBD was conducted by more than 40 respected independent research firms, utilizing over 100 scientific experts and engineering groups, laboratories and support services. Researchers were selected for their specific areas of expertise and Alaskan experience, with cooperating government agencies participating in several studies. Information for the EBD was gathered through field studies, laboratory tests, review of government records and other third-party sources, and interviews with Alaska residents.

The compilation of environmental studies undertaken in support of mine development is more commonly presented to regulatory agencies as part of a broader permitting package, which includes a Project Description. Given its importance and the public interest in the Pebble Project, the Pebble Partnership released the EBD to provide stakeholders with additional time to review the substantial document in advance of project permitting. A Project Description for the Pebble Project will need to be finalized before permitting commences.

Pebble Partnership facilitated a four-day workshop with federal and state regulatory agencies in January 2012 to present the EBD findings. The workshop was broadcast publicly via the Internet. A series of public presentations has also been coordinated in more than 20 communities throughout southwest Alaska and elsewhere around the State to present the EBD findings. These presentations involved several of the authors of the document.

Ongoing Programs

Comprehensive environmental and socioeconomic baseline study programs continue at the Pebble Project site. The 2012 field programs have primarily focused on surface and groundwater hydrology, water quality and fish resources.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the Pebble Project, with the exception of possible road and port locations. Examination of the potential road and port sites will be undertaken once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach has continued in 2012, including community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States ("US") and Canada. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. In 2012, grants totaling approximately US$2 million have funded community-based projects throughout southwest Alaska. Grants totaling more than US$4.75 million have been awarded to date, leveraging nearly US$13.5 million in matching funds from other organizations.

The Bristol Bay Marketplace Business Idea Competition for residents of Bristol Bay communities was introduced in 2011. The competition, sponsored by the Pebble Partnership and the Pebble Fund, provides the opportunity for local entrepreneurs to compete for funding to start or expand Bristol Bay-based businesses. In September 2011, five recipients were selected to receive US$215,000 in funding as part of the inaugural Bristol Bay Marketplace Business Idea Competition. A second round of awards, totaling US$235,000, was disbursed for the period January to April 2012. The 2012 award winners were also invited to a two-day workshop held in Anchorage on August 16 and 17 where local entrepreneurs and CEOs offered general small business success tips and basic training in accounting, management and marketing.

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. Independent Science Panels ("ISP"), consisting of respected experts in a range of technical, scientific and sociological fields, were assembled to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders. The process is designed to address: geology and geochemistry; hydrology and water quality; fish, wildlife and habitat; and social, economic and cultural dynamics. Four ISP events were held in October 2012.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

In 2012, 67 site tours have been provided to share project updates with stakeholders from across the region and Alaska. In addition, the Pebble Partnership continues to host regional stakeholders at tours of operating mines, including the Bingham Canyon Mine in Utah, Gibraltar Mine in British Columbia and the Fort Knox Mine in Alaska.

In order to increase stakeholder understanding of the Pebble Project, the Pebble Partnership has commissioned a National Economic Input Study to be released in the coming months. As the Pebble Project advances toward the completion of a prefeasibility study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based public consultation program to involve stakeholders in the process by which the project is being designed.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. Pebble currently has 77 direct employees (32 in Anchorage, 39 on site, and six community associates), along with 249 contractors (247 at site and two in Anchorage).

Employee training and workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labor, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region who are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other disciplines related to responsible resource development.

1.2.1.4 Legal Matters

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and provided an estimated net present value of the property that deviated by billions of dollars from the last such assessment done in 2004. Anglo American, the Company’s 50% partner in the Pebble Partnership, has asserted that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

In October 2011, a lawsuit filed in July 2009 by the Trustees for Alaska (an environmental law firm) on behalf of Nunamta Aulukestai – an organization established and funded to oppose development of the Pebble Project - was rejected by the Anchorage Superior Court. The lawsuit alleged that the Alaska Department of Natural Resources ("DNR") had violated the state constitution by granting exploration and temporary water use permits to the Pebble Partnership, and exploration activities had caused harm to vegetation, water, fish and wildlife. The Pebble Partnership actively participated in the trial proceedings after being granted intervener status. Superior Court Judge Aarseth denied each of the allegations made by Nunamta Aulukestai, and ruled that no evidence of environmental harm was presented. The plaintiffs have filed an appeal that is now pending before the Alaska Supreme Court.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

In November 2011, by a narrow 280 – 246 (53% – 47%) margin, voters in Southwest Alaska’s Lake & Peninsula Borough supported a ballot measure sponsored by anti-Pebble activists that, if upheld by the courts, might restrict future development that affects more than one square mile of land within the 31,000 square mile borough.

The initiative was opposed by a broad spectrum of Alaska interests, including a group of four Alaska Native village corporations representing seven Lake & Peninsula Borough communities whose private land holdings would be affected by the ordinance, the State of Alaska and the Pebble Partnership. It was also opposed by the Resource Development Council for Alaska, the Alaska State Chamber of Commerce, the Alaska Miners Association, Council of Alaska Producers, the Alaska Oil and Gas Association and the Alaska Industry Support Alliance, among others.

The Pebble Partnership and the State of Alaska view the initiative as unconstitutional and unenforceable because it seeks to restrict development of state-owned resources on state lands through a municipal ordinance. The State of Alaska and the Pebble Partnership have filed legal challenges in the Alaska Superior Court, which held hearings on the matter earlier this year and scheduled a trial on the issue for February 2013.

1.2.1.5 Bristol Bay Watershed Assessment

In February 2011, the US Environmental Protection Agency ("EPA") announced it would undertake a Bristol Bay Watershed Assessment study focusing on the potential effects of large-scale mine development in all of the Bristol Bay area, subsequently narrowed to the Nushagak and Kvichak drainages. This process was initiated in response to calls from persons and groups opposing the Pebble Project for the EPA to pre-emptively use its asserted authority under Section 404(c) of the Clean Water Act to prohibit discharges of dredged or fill material in waters of the US within these drainages. Rather than acceding to this request, the EPA has embarked on a scientific study to assess potential impacts of hard rock mining in the two drainages. The Bristol Bay Watershed Assessment process is expected to conclude in late 2012.

The EPA’s draft Bristol Bay Watershed Assessment ("BBWA") report was released on May 18, 2012. The draft report is a fundamentally flawed document. By the EPA’s own admission, it has evaluated the effects of a ‘hypothetical project’ – a project that has not been defined or proposed – and for which key environmental mitigation strategies are not known. The assessment was rushed – it is based on studies conducted over only one year in an area of 20,000 square miles. In comparison, the Pebble Partnership has studied the ecological and social environment surrounding Pebble for more than eight years. The EPA also failed to fully consider the data that the Pebble Partnership provided as part of its 27,000-page Environmental Baseline Document.

The EPA called for public comment on the quality and sufficiency of scientific information presented in the draft BBWA report. In response, Northern Dynasty made a presentation highlighting these shortcomings at the public hearings held in Seattle, Washington, on May 31, 2012 and in Anchorage, Alaska, on August 7, 2012. In July 2012, the Company also submitted a 635-page critique of the draft report in response to the EPA’s call for public comment, and has called upon the EPA to cease action on the watershed assessment until such time as the Pebble Partnership submits a definitive proposal for the development of the Pebble deposit. Evidence provided in Northern Dynasty’s submission to the EPA demonstrates that:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012
  the draft assessment employs a flawed risk and impact assessment methodology, and fails to meet the EPA’s own guidelines for such studies;
  the draft assessment presents numerous, serious errors of fact and omission;
  the draft assessment uses wholly inappropriate case studies, comparing the future environmental performance of the Pebble Project to mines built in the 1800s and in foreign countries like Romania, rather than modern mines in the US;
  the draft assessment fails to consider reliable and comprehensive sources of data, and specifically overlooks the more than $120 million in environmental studies summarized in the Pebble Partnership’s Environmental Baseline Document, which represents the most exhaustive and comprehensive data set available in the region;
  the draft assessment presents a selective and misleading analysis of the Bristol Bay economy, and entirely fails to consider the positive benefits that responsible mineral development could deliver to a region suffering from significant out-migration, high unemployment and one of the highest costs of living in the US;
  the draft assessment has been rushed, evaluating a region of some 20,000 square miles in little over a year where previous watershed studies have taken many years to evaluate much smaller land areas;
  the draft assessment is inappropriate because it seeks to evaluate the effects of a project before it has been proposed, and before site-specific mitigation for potential environmental effects are known; and
  the draft assessment evaluates the potential effects of a "hypothetical mine scenario" as determined by the EPA, even though this scenario could not be permitted under federal and state law.

Concerns about the reasonableness of the basis of risk assessment in the BBWA report were stated by the independent experts on the peer review panel in a public meeting held in August 2012.

"So with this hypothetical mine, it strikes me that there’s a little bit of a lack of fairness," said Dr. Phyllis Weber Scannell, a retired biologist with the Alaska Department of Fish and Game, "because it doesn’t give then an opportunity for a potential mining company or potential mine to come back with any sort of procedures that could be done that we – or someone, permitters, anybody – could evaluate and say that would lessen this risk."

Dr. John Stednick, a watershed science professor from the University of Colorado, said the draft BBWA report does not achieve a sufficient standard of scientific credibility or completeness for EPA to consider a regulatory action under the Clean Water Act. "The document ostensibly was used or going to be used to determine if there would be a waiver under the 404c provision of the Clean Water Act," he said. "And it does not begin to address that, nor can we make a conclusion or an inference whether it does violate the 404c provisions."

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.2.2 Other Properties

1.2.2.1 South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On January 31, 2012, the Pebble Partnership entered into a Limited Liability Company Agreement (the "FMM Agreement") of Kaskanak Copper LLC (the "LLC") with Full Metal Minerals (USA) Inc. ("FMMUSA"), a wholly-owned subsidiary of Full Metal Minerals Corp. Under the FMM Agreement, the Pebble Partnership can earn a 60% interest in the LLC which owns 100% of FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMMUSA over a period ending on December 31, 2013. The Pebble Partnership has been appointed as the manager of the LLC and will continue as manager until it resigns or is deemed to resign in certain defined circumstances which include a reduction of its ownership interest in the LLC to below 50%.

For the duration of the earn-in period and the term of the Pebble Partnership’s membership in the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre payable to FMMUSA, provided that the Purchased Claims are declared or agreed to be outside of the current scope of operations of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

The FMM Properties total 542 claims covering approximately 135 square miles located west of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

1.2.2.2 Big Chunk North and South

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims (the "Purchased Claims") to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum compounded monthly and which is repayable 45 days after it is called (the "Loan"). The parties agreed with effect from November 14, 2011, to increase the principal amount of the Loan by US$730,174 (the "Additional Loan Amount"), being the amounts expended by Northern Dynasty to date on annual assessment work, rental and related fees relating to Liberty Star’s claims in Alaska. The Loan is repayable, in cash on demand or convertible into Liberty Star shares at the election of Northern Dynasty, after Northern Dynasty has spent at least a minimum amount (the "Minimum Expenditure") earning into a joint venture (which has not yet been formed – see the discussion below). The Minimum Expenditure was originally set at US$1 million, but the parties subsequently agreed on November 14, 2011 to reduce the Minimum Expenditure by the Additional Loan Amount plus interest incurred thereon. As of September 30, 2012, the Minimum Expenditure has been reduced to US$208,880. The Pebble Partnership had the right to acquire the Purchased Claims for a period of time but declined to exercise that right.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty will be able to earn a 60% interest in Liberty Star’s remaining Big Chunk properties in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty’s discretion. As of the date of this MD&A, Northern Dynasty and Liberty Star have not entered into a joint venture agreement. On October 3, 2012, Northern Dynasty delivered notice to Liberty Star calling for repayment of the Loan within 45 days and the parties are currently in discussions regarding the repayment of the Loan.

The total area of the properties is 172.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles) and 184 Big Chunk North claims (46 square miles). All of these claims are located in the vicinity of Pebble. Northern Dynasty carried out initial exploration surveys in 2010.

1.2.3 Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, steadily increased until late 2011. The price of copper in 2012 has been variable, ranging between US$3.32/lb and $3.93/lb.

Although gold prices have dropped from time to time, over the past five years the average annual price has steadily increased. This overall trend continues in 2012: although prices have been variable, the average price in the year to date has increased over the average price in 2011.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Prices improved, but were variable in 2010 and 2011. The average price increased to US$15.00/lb in early April 2012 but has decreased since that time.

Average annual prices as well as the average price so far in 2012 for copper, gold and molybdenum are shown in the table below:

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011	4.00/lb	1,572/oz	15.41/lb
2012 (to the date of this MD&A)	3.62/lb	1,663/oz	13.04/lb

Source: LME Official Cash Price as provided at www.metalprices.com

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.3 Selected Annual Information

Not required for interim MD&A.

1.4 Summary of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Statements of Financial	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	June 30	Mar 31	Dec 31
Position	2012	2012	2012	2011	2011	2011	2011	2010
Exploration and evaluation assets	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055	$1,055
Investment in PLP	98,168	101,652	99,595	101,542	104,658	96,301	96,810	99,306
Current assets	35,623	38,605	40,811	42,644	43,792	44,925	45,302	43,886
Total assets	134,846	141,312	141,461	145,241	149,505	142,281	143,167	144,247

Equity	130,214	137,191	137,282	141,356	145,550	138,566	139,261	140,060
Deferred income tax	3,589	3,719	3,643	3,715	3,829	3,523	3,542	3,633
Current liabilities	1,043	402	536	170	126	192	364	554
Total shareholders’ equity and liabilities	134,846	141,312	141,461	145,241	149,505	142,281	143,167	144,247
Working capital	34,580	38,203	40,275	42,474	43,666	44,733	44,938	43,332

Comprehensive (Income) Loss
Expenses
Exploration and evaluation	1,255	1,274	1,269	(86)	448	141	316	850
General and administrative	2,608	1,049	1,178	1,615	871	2,146	1,478	1,017
Share-based compensation	1,260	1,702	1,777	2,170	2,752	2,782	6,501	1,588
Interest income	(240)	(251)	(163)	(270)	(252)	(225)	(197)	(198)
Loss before tax	4,883	3,774	4,061	3,429	3,819	4,844	8,098	3,257
Income tax expense (recovery)	(2)	–	–	(51)	–	–	–	21
Loss for the quarter	4,881	3,774	4,061	3,378	3,819	4,844	8,098	3,278
Loss (gain) on marketable securities	–	–	–	1	–	–	–	1
Exchange difference on translation of the Pebble Partnership	3,484	(2,057)	1,947	3,116	(8,357)	509	2,496	3,435
Deferred income tax	(128)	76	(72)	(114)	306	(19)	(91)	(124)
Comprehensive loss (income)	$8,237	$1,793	$5,936	$6,381	$(4,232)	$5,334	$10,503	$6,590

Basic and diluted loss per common share	$0.05	$0.04	$0.04	$0.04	$0.04	$0.05	$0.09	$0.03

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Company’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve through other comprehensive loss. The US dollar depreciated against the Canadian dollar in each quarter other than in Q2 of 2012 and Q3 of 2011. As a result, the Company recorded exchange losses in all but the previously mentioned quarters in other comprehensive loss on translation of the Company’s investment in the Pebble Partnership. This resulted in a decrease in the carrying value of the investment on the statements of financial position over the same corresponding period. The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q4 2010	Depreciation	$1.03	$0.99	$3.4 million
Q1 2011	Depreciation	$0.99	$0.97	$2.5 million
Q2 2011	Depreciation	$0.97	$0.96	$0.5 million
Q3 2011	Appreciation	$0.96	$1.05	$(8.4) million
Q4 2011	Depreciation	$1.05	$1.02	$3.1 million
Q1 2012	Depreciation	$1.02	$1.00	$1.9 million
Q2 2012	Appreciation	$1.00	$1.02	$(2.1) million
Q3 2012	Depreciation	$1.02	$0.98	$3.5 million

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is determined at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase options vest. The Company granted share purchase options in Q2 of 2012 and Q1 of 2011. This resulted in an increase in share-based compensation recognized in Q1 of 2011. In Q2 of 2012, share-based compensation did not increase notwithstanding the vesting of one-half of the share purchase options granted, as the fair value of share purchase options granted was $0.87 per option as compared to $6.57 per option for the Q1 2011 grant. From Q2 to Q4 of 2011, and Q1 of 2012 share-based compensation related to the amortization of share-based compensation on share purchase options that were still vesting. In Q1 of 2011 share-based compensation was also impacted by the vesting of one-third of the share purchase options granted with an exercise price of $15.44 which resulted in a larger expense in Q1 2011 compared to the lower amortization of remaining fair value from Q2 2011 to Q1 of 2012. In Q3 of 2012, the directors of the Company voluntarily agreed to cancel 861,000 of their options with an exercise price of $15.44 of which two-thirds had vested. The impact of the cancellation was the acceleration of vesting of one-third of these options that were unvested with the Company recognizing an additional $458,000 in share-based compensation in Q3 of 2012 that would otherwise have been recognized after the reporting period.

Exploration and evaluation expenses have fluctuated from quarter to quarter. In 2010 the Company conducted two independent studies, initiated work on the Preliminary Assessment Technical Report ("PA") and completed exploratory work on the Liberty Star claims. In 2011, the Company completed the PA, conducted further ongoing analysis thereof and paid annual fees and rentals on Liberty Star claims. In Q4 of 2011, the Company agreed to treat certain of the 2011 payments in respect to Liberty Star claims as an advance and increased the principal amount of the loan outstanding from Liberty Star resulting in a credit in exploration costs for the quarter. In Q1 through Q3 of 2012, the Company commenced and focused on a further technical study to advance work completed since the issue of the 2011 PA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.5 Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (IFRICs) effective for the period ended September 30, 2012 and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather are driven towards the achievement of project milestones relating to the Pebble Project such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, the completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1 Results of Operations for the Three Months Ended September 30, 2012 vs. 2011

The Company recorded a loss of $4.9 million for the current quarter as compared to $3.8 million in the same period in 2011. The increase was mainly attributable to higher general and administrative expenses and higher exploration related expenses which were offset by lower share-based compensation in the current quarter as compared to the 2011 comparative period.

The Company recorded exploration costs of $1.3 million in Q3 2012 as compared to $0.4 million in Q3 2011 as the Company continued working on a technical study to advance work since the issue of the 2011 Preliminary Assessment.

General and administrative expenses ("G&A") increased to$2.6 million in 2012 from $0.9 million in 2011. The following table provides a breakdown of expenses incurred, expressed in thousands of dollars:

General and administrative expenses	2012	2011
Conference and travel	$129	$155
Consulting	1,197	–
Donations	–	–
Insurance	87	78
Legal, accounting and audit	33	38
Office costs	145	203
Salaries	762	505
Shareholder communication	96	130
Trust and filing	23	34
Foreign exchange loss (gain)	136	(272)
Total	$2,608	$871

The Company incurred consulting fees as it retained US political and scientific representatives to assist and represent the Company and evaluate the EPA’s draft Bristol Bay Watershed Assessment report (refer 1.2.1.4 Legal Matters). Salaries were higher in the quarter as compared to Q3 2011 due in part to increased support for the aforementioned corporate activities to respond to the EPA’s initiative and other corporate activities including public affairs.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Share-based compensation decreased to $1.3 million from $2.8 million in 2011. In 2012 the lower fair value estimated for share purchase options ($0.87 per option) impacted the amount of amortization of share-based compensation on share-purchase options vesting in the quarter as compared to the comparative quarter of 2011 ($6.57 per option).

Comprehensive loss was $8.2 million in the quarter as compared to a comprehensive gain of $4.2 million in Q3 2011. The Company recorded a $3.5 million exchange loss on translation of the investment in the Pebble Partnership in the current quarter as compared to a gain of $8.4 million in Q3 of 2011. As the Pebble Partnership has a US dollar functional currency, the Company is impacted by movements in the US / Canadian dollar exchange rate (see 1.4, Discussion of Quarterly Trends).

1.5.2 Results of Operations for the Nine Months Ended September 30, 2012 vs. 2011

The Company recorded a loss of $12.7 million for the current period as compared to $16.8 million in 2011. The decrease was mainly attributable to lower share-based compensation being recognized offset by higher exploration related expenses and higher G&A in the current period as compared to the 2011 comparative period.

The Company recorded exploration costs of $3.8 million as compared to $0.9 million in the comparative 2011 period as the Company commenced work on a technical study that advances work that was undertaken since the issue of the 2011 Preliminary Assessment.

G&A increased to $4.8 million in 2012 from $4.5 million in 2011. The increase was due mainly to retaining US political and scientific representatives to assist and represent the Company and evaluate the EPA’s draft Bristol Bay Watershed Assessment report (refer 1.2.1.4 Legal Matters). In 2011, costs were impacted by the donation of Company shares. The following table provides a breakdown of the expenses incurred, expressed in thousands of dollars:

General and administrative expenses	2012	2011
Conference and travel	$336	$283
Consulting	1,197	–
Donations	–	866
Insurance	254	213
Legal, accounting and audit	80	132
Office costs	555	708
Salaries	1,785	1,803
Shareholder communication	274	403
Trust and filing	223	263
Foreign exchange loss (gain)	131	(176)
Total	$4,835	$4,495

Share-based compensation decreased to $4.7 million from $12.0 million in 2011. Due to the lower share price in 2012, the fair value estimated for the 2012 grant was $0.87 per option as compared to $6.57 per option for the 2011 grant. As a result the fair value expense recognized was lower than for 2011.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Comprehensive loss increased to $16.0 million in the period from $11.6 million in 2011 as the Company recorded an exchange loss of $3.4 million for the period on translation of the investment in the Pebble Partnership through other comprehensive loss as compared to a gain of $5.4 million recorded in 2011. As the Pebble Partnership has a US dollar functional currency, the Company is impacted by movements in the US / Canadian dollar exchange rate (see 1.4, Discussion of Quarterly Trends).

1.5.3 Cash Flows for the Nine Months Ended September 30, 2012 vs. 2011

Net cash used in operations increased to $7.3 million in the current period from $5.3 million in the prior comparative period. The increase was due in part to the increase in G&A costs and the increase in exploration and evaluation expenses incurred (discussed in 1.5.1 and 1.5.2) .

The Company received $0.3 million in interest on cash balances which was marginally lower than in 2011 due to lower average cash balances held.

The Company also increased cash resources by $85,000 in 2012 on the exercise of share purchase options as compared to $4.2 million that was raised in 2011 over the same period.

1.5.4 Financial position as at September 30, 2012 vs. December 31, 2011

The Company’s total assets decreased to $134.8 million from $145.2 million. The decrease was due to the decrease in current assets of $7.0 million and a decrease of $3.5 million in the carrying value of the Company’s investment in the Pebble Partnership as a result of the exchange loss recognized on translation (refer 1.5.1) . The decrease in current assets is due mainly to the $6.9 million decrease in cash and cash equivalents as the Company utilized $7.3 million of its cash in its operations and received inflows from the exercise of share purchase options and interest on cash balances totaling $0.4 million. Other changes in current assets included a decrease in related party receivables of $0.5 million due to the utilization of services from the related party by the Company and an increase of $0.2 million in amounts receivable and other assets due mainly to accrued interest.

1.5.5 Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred by the Pebble Partnership on the Pebble Project are being funded 100% by Anglo American. Anglo American’s total contributions from inception to September 30, 2012 total $495.1 million (US$475.3 million). For the nine month period ended September 30, 2012, the Pebble Partnership incurred losses of $74.5 million (2011 – $56.6 million). Exploration costs increased to $67.8 million from $51.8 million in the comparative period of 2011 as the Pebble Partnership focused on various programs to advance the completion of a prefeasibility study for the Pebble Project and the development of a Project Description. In January 2012, the Pebble Partnership also released the EBD. The main exploration expenditures during the period ended September 30, 2012, were for:

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012
  engineering (2012 – $14.2 million; 2011 – $11.6 million);
  environmental planning and testing (2012 – $13.6 million; 2011 – $8.5 million);
  site activities (2012 – $20.6 million; 2011 – $22.9 million);
  corporate affairs (2012 – $12.2 million; 2011 – $8.8 million); and
  business development (2012 - $0.8 million; 2011 - $nil).

For further discussion on exploration activities and the technical programs underway on the Pebble Project, see section 1.2.1.3, Technical Programs.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. In 2008, the Company completed its last private placement financing and since then has continued each year to see inflows to the treasury through the issue of common shares pursuant to the exercise of share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has $30.6 million in cash and cash equivalents for its own operating requirements. With the Pebble Project funded by Anglo American, the Company believes it has sufficient resources to cover its short to medium term cash requirements.

As discussed in section 1.2.1.2, the Company is in a 50:50 limited partnership with Anglo American. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.5 billion (refer 1.2.1.2) . On completion of the US$1.5 billion investment by Anglo American, any further expenditure will need to be funded by the Company and Anglo American on a 50:50 basis. The Company currently does not have the required funding to meet these long term obligations should they arise.

At September 30, 2012, the Company had working capital of approximately $34.6 million as compared to $42.5 million at December 31, 2011.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Purchased Claims (refer 1.2.2.2) . Subject to entering into a definitive joint venture agreement with Liberty Star, which as of the date of this MD&A has still to be concluded, the Company would be required to spend US$10 million in exploration and claims maintenance over 6 years.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.7 Capital Resources

The Company has no long-term debt and had 94,995,764 common shares issued and outstanding at September 30, 2012.

The Company had no commitments for material capital expenditures as of September 30, 2012.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$0.25 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities until 2013 (refer to Community Engagement in 1.2.1.3) .

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The Company and its subsidiaries transact with Hunter Dickinson Services Inc. ("HDSI"), a private company which has certain directors and other key management personnel and whom are close business associates who are also key management personnel of the Company. Pursuant to a management services agreement with HDSI, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates and incurs third party costs on behalf of the Company which are reimbursed by the Company at cost. The following summarizes the transactions with HDSI expressed in thousands of dollars:

	Three months ended		Nine months ended
	September 30		September 30
Transactions	2012	2011	2012	2011
Services rendered by HDSI	$1,016	$890	$2,545	$2,592
Reimbursement of third party expenses incurred by HDSI	144	224	911	703
Total paid by the Company	$1,160	$1,114	$3,456	$3,295

The Company continues to use resources provided by HDSI to assist with ongoing administration and management of the Company including continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership.

Other related party transactions include compensation paid to key management personnel (directors and senior management comprising the Senior Vice President, Corporate Development; Vice President ("VP"), Corporate Communication, VP, Engineering and VP, Public Affairs). For the nine month period ended September 30, 2012, this comprised salaries of $1.5 million (2011 –$1.3 million) and share-based compensation of $2.5 million (2011 – $6.8 million).

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

The Company also paid for services amounting to $21,000 that were provided to the Pebble Partnership during the period ended September 30, 2012. These costs were reimbursed at cost by the Pebble Partnership.

1.10 Fourth Quarter

Not applicable – required in annual MD&A.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2011. The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	Inputs used in measuring share-based compensation; and
ii.	Provision for the deferred income tax expense and the composition of deferred income tax liabilities.

1.12.1 Mineral resources and the carrying value of the Company’s investment in the Pebble Partnership

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.12.2 Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At September 30, 2012, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

1.12.3 Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable, the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

At September 30, 2012, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

1.12.4 Share-based compensation expense

From time to time, the Company through its Board of Directors, grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate the fair value for these options. This model requires inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

The Group granted 2.2 million share purchase options in the nine month period ended September 30, 2012 (2011 – 2.3 million). The estimated weighted average fair value of share purchase options granted was $0.87 per option (2011 - $6.34 per option). In estimating the fair value of the share purchase options granted the following weighted average assumptions and inputs were employed:

	2012	2011
Risk-free interest rate	1.11%	2.25%
Expected life	3.43 years	4.18 years
Expected volatility	60%	64%
Grant date share price	$2.38	$13.35
Expected dividend yield	Nil	Nil

1.12.5 Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.13 Changes in Accounting Policies including Initial Adoption

Accounting Standards, Amendments and Revised Standards Not Yet Effective

1)	Effective for the Company’s financial year commencing on January 1, 2013

In May 2011, the IASB issued new and revised standards on consolidation, joint arrangements, associates and disclosures: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Interests in Other Entities; IAS 27, Separate Financial Statements (as revised in 2011) and IAS 28, Investments in Associates and Joint Ventures (as revised in 2011). In June 2011, IAS 1, Presentation of Financial Statements, was amended. In October 2011, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, was issued.

The Company has not early adopted these new or revised standards and interpretation. The Company is currently assessing the impact of these standards on the Company’s financial statements.

2)	Effective for the Company’s financial year commencing on January 1, 2015

IFRS 9, Financial Instruments, Classification and Measurement, originally issued in November 2009 and reissued in October 2010, applies to annual periods beginning on or after 1 January 2015. IFRS 9 is the first phase of three phases to replace IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The Group has not early adopted this standard. The Company anticipates that the adoption of this standard will have no material impact on its consolidated financial statements given the extent of its use of financial instruments in the ordinary course of business.

1.14 Financial Instruments and Other Instruments

The loan receivable by the Company from Liberty Star has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Company has determined that the fair value of the equity conversion option at the date of inception and at September 30, 2012, is of nominal value as no definitive earn-in and joint venture agreement has been entered into and the Minimum Expenditure (refer 1.2.2.2) has not been incurred by the Company in respect to the JV Agreement claims.

1.14.1 Non-derivative financial assets:

The Company has the following non-derivative financial assets: available-for-sale financial assets and loans and receivables.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Available-for-sale ("AFS") financial assets

The Company has marketable securities which are classified as AFS financial assets and are measured at fair value with changes therein, other than impairment losses recognized in other comprehensive income or loss. At the reporting date these securities had a nominal value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable and balances receivable from related parties.

1.14.2 Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities and balances payable to related parties.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

1.14.3 Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable which includes the Company’s loan receivable from Liberty Star and any balances receivable from related parties. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the nine months ended September 30, 2012. Management has concluded that there is no objective evidence of impairment to its amounts receivable at September 30, 2012 which included assessing the recoverability of the loan receivable from Liberty Star.

The Company’s loan receivable from Liberty Star is secured by other claims and assets owned by Liberty Star in Alaska, USA.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position has been discussed in Section 1.6 Liquidity.

Foreign Exchange Risk

The Group is subject to both currency transaction risk and currency translation risk: its loan receivable from Liberty Star is denominated in US dollars; the Company’s equity investment in the Pebble Partnership has a US dollar functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. As the Company’s functional currency is the Canadian dollar, the fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company as well as the value of the Company’s assets (as noted above) and total shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of financial assets exposed to foreign exchange risk, and there was no significant change to the Company’s exposure to foreign exchange risk during the nine months ended September 30, 2012.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the nine months ended September 30, 2012.

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company is shown in the following table:

Common shares issued and outstanding
As of November 8, 2012	94,999,764
As of September 30, 2012	94,995,764
Share options – as of November 8, 2012	7,611,530
(Weighted average exercise price per share: $7.00)

1.15.2 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.15.3 Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's ICFR includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

1.15.4 Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

1.15.5 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.6 Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and neither the Company nor the Pebble Partnership has control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years and they have shown an upward trend of late. Future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not be able to obtain sufficient financing to fund its exploration and, if warranted, development activities.

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development of the Pebble Project or operation.

Northern Dynasty Minerals Ltd.
Management's Discussion And Analysis
Three and Nine months ended September 30, 2012

See discussion on Bristol Bay Watershed Assessment and the EPA (refer 1.2.1.5) .

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically and legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

The Pebble Project will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.